

16012943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Jones & CO LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana Street, Suite 900
(No. and Street)

Houston,	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508		Southfield, Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robbi J. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kipling Jones & Co., Ltd., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DOZY CRYER
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Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kipling Jones & Co., Ltd.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Independent Auditors Report 3

Financial Statements 5

Statement of Financial Condition 5

Statement of Operations 6

Statement of Cash Flows 7

Statement of Changes in Ownership Equity 8

Statement of Changes in Subordinated Liabilities 9

Notes to Financial Statements 10

Supplementary Schedules Pursuant to SEA Rule 17a-5 13

Computation of Net Capital 13

Computation of Net Capital Requirement 13

Computation of Aggregate Indebtedness 13

Computation of Reconciliation of Net Capital 13

Statement Related to Uniform Net Capital Rule 14

Statement Related to Exemptive Provision (Possession and Control) 14

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 15

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 16

Independent Auditors Report

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 29, 2016

Ms. Robbi J. Jones, President
Kipling Jones & Co., Ltd.
440 Louisiana Street, Suite 900
Houston, Texas 77002

In planning and performing my audit of the financial statements and supplemental schedules of Kipling Jones &Co., Ltd. for the year ended December 31, 2015, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

Kipling Jones & Co., Ltd.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS

Cash	$	209,356
Certificates of Deposit	$	107,343
Clearing Deposit	$	20
Receivables	$	-
Prepaid Expenses	$	-
Deposits	$	4,000
	$	**320,718**

LIABILITIES & OWNERS' EQUITY

Accounts Payable	$	-
Total Liabilities	$	-
Partner's Capital	$	320,718
	$	**320,718**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2015

Revenues:		
Municipal Income	$	-
Advisory Fees	$	403,765
Services	$	-
Other Income	$	29
Total Revenues	**$**	**403,794**
Expenses:		
Compensation and Related Costs	$	144,961
Travel	$	52,021
Occupancy and Equipment	$	47,878
Communications	$	4,104
Clearing Charges	$	5,010
Regulatory Fees	$	16,032
Professional Fees	$	31,014
Other Expenses	$	10,609
Total Expenses	**$**	**311,629**
Net Income	**$**	**92,165**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

		2015
Cash Flows from Operating Activties		
Net Income (Loss)	$	92,165
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating Activities:		
Prior Period Adjustment	$	-
Decrease (Increase) in Operating Assets:		
Accounts Receivable	$	-
Other	$	-
Operating Liabilities:		
Accounts Payable	$	-
Accrued Liabilities	$	-
Total Adjustments	$	-
Net Cash provided (used) by Operating Activites	**$**	**92,165**
Cash Flows from Investing Activities		
Net Cash provided (used) by Investing Activites	$	-
Cash Flows from Financing Activities		
Partners' Contributions	$	45,000
Partners' Withdrawals	$	-
Net Cash provided (used) by Financing Activites	**$**	**45,000**
Increase (decrease) in Cash and Cash Equivalents	**$**	**137,165**
Cash and Cash Equivalents, beginning of year	**$**	**22,510**
Cash and Cash Equivalents, end of year	**$**	**159,675**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	General Partner	Class A Partners	Class B Partners	Total
Balance at January 1, 2014	$ 16,970	$ (217,559)	$ 384,142	$ 183,553
Partners' Contribution	$ -	$ 7,000	$ 38,000	$ 45,000
End of Year Adjustments	$ -	$ -	$ -	$ -
Net Income (Loss)	$ 922	$ 82,949	$ 8,295	$ 92,165
Balance at December 31, 2014	**$ 17,892**	**$ (127,610)**	**$ 430,437**	**$ 320,718**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2015

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

Note 1 **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Kipling Jones & Co., Ltd (Partnership), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a Broker/Dealer with eth Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides Financial Advisory and Municipal Underwriting Services to public institutions located throughout the United States.

The Partnership operates pursuant to Section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provision of that Rule. The Partnership does not hold customer funds or securities, but as an Introducing Broker/Dealer, and will clear all transactions on behalf of customers on a fully-disclosed basis through a clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing Broker/Dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Partnership is currently is negotiation with a new clearing firm.

The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31. 2059, unless sooner terminated or extended as provided in the partnership agreement.

Note 2 **Significant Accounting Policies:**

Basis of Accounting:

The preparation of financial statements in conformity with US Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period.

Fair Value of Financial Instruments:

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents:

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition:

The partnership records municipal underwriting income and advisory fees when earned under the respective agreements at closing. Security transactions and the related commission revenue and expense are recorded at trade date basis.

Property and Equipment:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five years.

Income Taxes:

Taxable income (loss) of the Partnership is included in the income tax returns of the partners; therefore no provision for federal income taxes has been made in the accompanying financial instruments.

Note 3: - Net Capital Requirements:

The partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Partnership's had net capital and net capital requirements of $250,893 and $100,000 respectfully. The Partnership's net ratio to aggregate indebtedness was 0.

Note 4: Possession or Control:

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedure followed in adhering to the exemptive provision of (SEC) Rule 15c3-(k)(2)(ii).

Note 5: Property and Equipment:

Property and equipment consists of equipment at a cost of $1,500, less depreciation of $1,500.

Note 6: Office Leases:

The Partnership leases office space under three operating leases on a month to month basis. Office rent expense for the year was $35,842 and is reflected in the accompanying Statement of Income as Occupancy and Equipment Costs.

Note 7: **Reserve - Off Balance-Sheet Risk:**

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers of the Partnership and is responsible for execution, collection of payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing Broker/Dealer may charge any loses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing Broker/Dealer.

Note 8: **Contingencies:**

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results in operations, or cash flows of the Partnership.

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Stockholder's Equity			$ 320,718
Non-Allowable Assets			
XX	$ (73,840)		
XX	xxx		
XX	xxx		
Total Non-Allowable Assets		$ (73,840)	
Haircuts on Securities Positions			
Securities Haircuts	$ (185)		
Undue Concentration Charges	xxx		
Total Haircuts on Securities Positions		$ (185)	
Net Allowable Capital			$ 246,693

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	100,000
Net Capital Requirement	100,000
Excess Net Capital	146,693

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0
Percentage of Aggregate Indebtedness to Net Capital	0%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2014	$ 90,513
Adjustments	
Increase (Decrease) in Equity	xx
(Increase) Decrease in Non-Allowable Assets	(70,313)
(Increase) Decrease in Securities Haircuts	352
Net Capital per Audit	$ 20,552
Reconciled Difference	$ 70,161 -

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $246,220 which was $146,220 in excess its required net capital of $100,000. The Company's net capital ratio to aggregate indebtedness was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)


Kipling
Jones & Co.

February 29, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson:

Please be advised that Kipling Jones & Co, LTD has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Kipling Jones & Co, LTD did not hold customer securities or funds at any time during this period and does business on a limited basis. Kipling Jones & Co, LTD's past business has been of similar nature and has complied to this exemption since its inception, (date).

Robbi J. Jones, the president of Kipling Jones & Co, LTD has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Robbi J. Jones has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Kipling Jones & Co, LTD 's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713) 353-4688.

Very truly yours,

Kipling Jones & Co, LTD

Robbi J. Jones
President

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075
Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2015

Board of Directors
Kipling Jones & Co, LTD
4400Louisiana Street, Suite 900
Houston, TX 77002 - 4403

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Kipling Jones & Co, LTD identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kipling Jones & Co, LTD claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Kipling Jones & Co, LTD stated that Kipling Jones & Co, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Kipling Jones & Co, LTD's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kipling Jones & Co, LTD compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA